

September 16, 2020

<u>Via Email</u>

Evert B. Schimmelpennink
Chief Executive Officer
Pfenex Inc.
10790 Roselle Street
San Diego, CA 92121

> **Re: Pfenex Inc.**
> **Schedule 14D-9/A filed on September 16, 2020**
> **File No. 005-88253**

Dear Mr. Schimmelpennink:

The staff in the Office of Mergers and Acquisitions has reviewed the amended filing listed above. Our comments are as follows:

1. We note your response to comment 6 in our previous letter dated September 4, 2020. Please further revise your disclosure to summarize the material assumptions and limitations underlying the CVR Probabilities.

We remind you that the registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please direct any questions to Christina Chalk, Senior Special Counsel, at (202) 551-3263, or me, at (202) 551-8729.

Sincerely,

/s/ Valian A. Afshar

Valian A. Afshar
Special Counsel
Office of Mergers and Acquisitions

cc: Dan Koeppen, Esq.
Zachary Myers, Esq.
Ethan Lutske, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation